VIA EDGAR

February 9, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Neptune Wellness Solutions Inc.

Registration Statement on Form F-3 Filed on January 28, 2022

File No. 333-262411

Acceleration Request

Requested Date: February 9, 2022

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Neptune Wellness Solutions Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form F-3 (File No. 333-262411) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Registrant will promptly notify the U.S. Securities and Exchange Commission (the “Commission”) of such change, in which case the Company may be making an oral request for acceleration of the effectiveness of the above-captioned Registration Statement on Form F-3 in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933. Such request may be made by any officer of the Company.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Christopher Piazza, Deputy General Counsel – Corporate of the Registrant, by email at c.piazza@neptunecorp.com or at 828-409-4941. Thank you for your assistance.

Sincerely,

/s/ Randy Weaver
Randy Weaver
Interim Chief Financial Officer